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DeFi Technologies' Wholly Owned Subsidiary, Valour Structured Products, Announces record growth in AUM for both BTC Zero and ETH Zero with combined holdings surpassing 100 million in May, 2021
Highlights:
Valour experiencing record investor interest in both ETH Zero and BTC Zero in the Nordic Growth Market.
ETH Zero is the world's first fee-free Exchange Traded Product for direct exposure to Ethereum and has grown at an average pace of 3,752% month over month since launch 30 March 2021.
BTC Zero has grown at an average pace of 71% month over month since inception December 2020.
TORONTO, May 12, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) announces that its wholly owned subsidiary, Valour Structured Products, has experienced record growth month over month in both ETH Zero and BTC Zero in the Nordic Growth market. Until now, people wanting to gain exposure to bitcoin (BTC) or ether (ETH) through an ETP had to pay up to 2.5% management fees, which can reduce the value of the investment. However, with Bitcoin Zero and Ethereum Zero, Valour provides investors with an ETP tracking the performance of the world's first and second largest digital asset without any management fee.

Wouter Witvoet, CEO of Defi Technologies comments "We've been extremely pleased with the uptake in Ethereum Zero. As mentioned in some of our previous releases, we see Ethereum as the backbone of DeFi as most applications are written on its blockchain. This is why we partnered with HIVE Blockchain Technologies — one of the largest miners of Ethereum. We expect a continued increase in the demand for our Ethereum Zero and other our, yet to be launched products, as the global demand for applications that use Ethereum increases.", said Wouter Witvoet, DeFi Technologies CEO. "Our thesis is that we will see continued DeFi adoption at spectacular rates. This is the growth in total locked value of DeFi contracts. As of May 11, 2021, the total locked value in DeFi contracts sits at $83 billion, up from $37 billion since March 2021 — a 124% increase."

By gaining exposure to digital assets via Valour, investors benefit from the standardization, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each product that is bought and sold on the stock exchange, Valour purchases the equivalent amount of the underlying asset, ETH or BTC, as the case may be, meaning the products are fully backed at all times.

"The level of growth in both ETC and BTC Zero has been impressive. We now currently sit at 107 million Canadian dollars assets under management and both products continue to grow at a substantial pace.," said Valour CEO Diana Biggs. "We have an exceptional team and look forward to providing more product offerings across further geographies for the retail and institutional investor so that both investor classes can access the rapid ascent in this new asset class."
About Valour Structured Products Ltd.:
Valour Structured Products Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI). For more information on Valour, visit www.valour.com.
About DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information, visit https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to Ethereum Zero, Bitcoin Zero or any other products launched by Valour; the growth or potential of any of Valour's products; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 12-MAY-21